

February 7, 2012

<u>Via E-mail</u>
Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer
  and Treasurer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

      Re: Woodward, Inc.
               Form 10-K for the fiscal year ended September 30, 2011
               Filed November 16, 2011
               File No. 000-08408

Dear Mr. Weber, Jr.:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended September 30, 2011</u>

<u>Critical Accounting Policies, page 27</u>

<u>– Revenue Recognition, page 27</u>

1.   We note your disclosure here regarding your revenue recognition. You state that "judgment is sometimes required to identify the point in time at which the customer has assumed the risks and rewards of ownership." Please revise future filings to expand upon this statement by explaining the situations in which judgment is required and the key factors that management considers in determining whether the customer has assumed the risks and rewards of ownership. Provide us with a sample of your proposed revised disclosure.

2.   We note your disclosure here regarding your recognition of certain contract revenues on the percentage-of-completion, milestone or completed contract methods. Please revise future filings to provide greater insight into the critical accounting estimates related to your revenue recognition. Discuss how you determine which revenue recognition methodology to use and how you develop your estimates of total estimated costs. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and the reasons for any reasonably likely future change in the estimates.

– Purchase accounting, page 28

3.   We note your disclosure here that significant assumptions and estimates affect the carrying value of acquired assets and assumed liabilities. Please revise future filings to provide greater insight into the critical accounting estimates related to your purchase accounting. Discuss how you determine the values of acquired assets and assumed liabilities, including how you develop projections of future cash flows. Provide analysis of how accurate the key estimates have been in the past, how much they have changed in the past and the reasons for any reasonably likely future change in the estimates.

– Inventory, page 28

4.   Please revise future filings to provide greater insight into how you determine the market price for your inventories for purposes of the lower of cost or market valuation. Discuss any significant judgments or estimates utilized in determining market prices. Provide analysis of how accurate your judgments or estimates have been in the past, how much they have changed in the past and the reasons for any reasonably likely future change in the judgments or estimates.

– Postretirement benefits, page 28

5.   Similar to the comments above, please revise this disclosure in future filings to provide greater insight into the critical accounting estimates related to your postretirement benefits, including discussion of how you develop the assumptions discussed in the disclosure.

Liquidity and Capital Resources, page 43

2011 Cash Flows Compared to 2010, page 44

6.   We note that your increased inventory balance at September 30, 2011 was due, in part to, some sourcing inefficiencies. Please revise future filings to clearly describe the nature of the sourcing inefficiencies and disclose any expected impact on your liquidity and results of operations. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Note 1 – Operations and summary of significant accounting policies, page 54

Revenue recognition, page 55

7.   We note from your disclosures on page 59 that you adopted ASU 2010-17, "Milestone
        Method of Revenue Recognition" on October 1, 2010. Please explain to us how you
        considered the disclosure requirements of FASB ASC paragraph 605-28-50-2.

Accounts receivable, page 56

8.   We note your disclosure here regarding your allowance for doubtful accounts. We
        further note your disclosure of your concentration of sales to European countries
        disclosed on page 95. Considering the European sovereign debt crisis and economic
        conditions and your concentration of sales in these foreign countries, please explain to us
        in more detail how you have assessed your outstanding accounts receivable balances for
        potential impairment.

Note 18 – Retirement benefits, page 79

Defined benefit plans, page 80

Defined benefit plan assets, page 84

9.   We note the significance of your investments in U.K. debt securities from your
        disclosures on page 86. Revise future filings to discuss the impact of the current
        European economic conditions on your pension plan assets, if material.

Note 21 – Segment information, page 94

10.   We note that as of September 30, 2011, you reorganized your reportable segments and
        now have two reportable segments – Aerospace and Energy. We further note from your
        disclosures on page 29 that you have four operating segments – Turbine Systems,
        Airframe Systems, Engine Systems and Electrical Power Systems. We also note your
        disclosure on page 5 that Aerospace segment combines the Aircraft Turbine Systems
        business group and Airframe Systems business group and your Energy segment combines
        your Industrial Turbomachinery Systems business group with your Engine Systems and
        Electrical Power Systems business groups. Please explain to us in greater detail how
        many operating segments you have identified and how the operating segments are
        aggregated into the reportable segments. In this regard, please also provide us with your
        analysis of the aggregation criteria set forth in FASB ASC paragraph 280-10-50-11.

11.   We note your disclosure of revenue by geographic area. Please explain to us how you
        have considered the guidance set forth in FASB ASC paragraph 280-10-50-41(a), which
        indicates that if revenues from external customers attributed to an individual foreign

country are material, those revenues shall be disclosed separately. Revise future filings as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief